Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Tencent Music Entertainment Group (the “Company”). Prospective investors should read the listing document dated September 15, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors — Risks Related to Our Corporate Structure” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 1698)

(NYSE Stock Ticker: TME)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Liquidity Arrangements regarding the Average Daily Trading Volume of the Class A Ordinary Shares on the Hong Kong Stock Exchange

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide updates on the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated September 15, 2022 (the “Formal Notice”), the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated September 21, 2022 (the “September 21 Announcement”), and the announcements in relation to liquidity arrangements regarding the average daily trading volume of the Class A ordinary shares on the Hong Kong Stock Exchange dated September 28, 2022 and October 5, 2022 (the “Weekly Liquidity Announcements”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the September 21 Announcement and the Weekly Liquidity Announcements issued by the Company.

As at the date of this announcement, there are 3,390,154,262 ordinary shares of the Company issued and outstanding, comprising 1,675,015,084(1) Class A ordinary shares and 1,715,139,178 Class B ordinary shares.

LIQUIDITY ARRANGEMENTS REGARDING THE AVERAGE DAILY TRADING VOLUME OF THE CLASS A ORDINARY SHARES ON THE HONG KONG STOCK EXCHANGE

Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange commenced on September 21, 2022.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Bridging Period (being a period of 30 calendar days from and including the Listing Date) started from 9:00 a.m. on September 21, 2022 and will end at 4:10 p.m. on October 20, 2022.

The following table sets forth the average daily trading volume and average daily turnover of our Class A ordinary shares on the Hong Kong Stock Exchange from October 6, 2022 to October 12, 2022.

Average daily
trading volume
of our Class A
	Average daily	Average daily	ordinary shares
	trading volume	turnover of	(as a percentage
	of our Class A	our Class A	of the total
	ordinary shares	ordinary shares	Class A
	(number of	(in millions)	ordinary shares)
	shares)	(HK$)	(%)
October 6, 2022 to October 12, 2022	160,440	2.67	0.01

Note:

(1)

Excluding 42.0 million Class A ordinary shares issued to a wholly-owned subsidiary of the Company for future granting of awards under our Share Incentive Plans and/or such other purposes as our Company may determine in its absolute discretion. Taking into account of the 42.0 million Class A ordinary shares issued to the wholly-owned subsidiary mentioned above, the total number of Class A ordinary shares of the Company is 1,717,015,084.

As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the September 21 Announcement and the Weekly Liquidity Announcements, the Company will release further announcement on liquidity arrangements regarding the accumulated average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange on a weekly basis during the Bridging Period.

By Order of the Board
Tencent Music Entertainment Group Cussion Kar Shun Pang
Executive Chairman

Hong Kong, October 12, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang and Mr. Zhenyu Xie as the executive directors, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as the non-executive directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as the independent non-executive directors.

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